UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 May 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Ultra Fast Broadband deal puts NZ ahead of the pack

2.	Chorus selected as cornerstone of Ultra-fast Broadband initiative

3.	Outline of UFB agreement between Chorus and Crown Fibre Holdings

4.	Crown Fibre Holdings supports final UFB partner announcements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 24 May 2011	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Hon Steven Joyce Minister for Communications and Information Technology

24 May 2011	Media Statement

Ultra Fast Broadband deal puts NZ ahead of the pack

The government has today reached agreements with Telecom New Zealand and Enable Networks that will complete the roll out of ultra fast broadband (UFB) to 75% of New Zealanders where they live, work and study.

The government will partner with Enable Networks, which is 100% owned by Christchurch ratepayers through the Christchurch City Council, to build an ultra fast broadband network for Christchurch, Rangiora and surrounding areas.

The Telecom deals will see a fibre optic network built in Auckland, the eastern and lower North Island and most of the South Island.

As part of the deal, Telecom must split off its network arm, Chorus, into a completely separate company, so that all broadband retailers can compete fairly to on-sell wholesale ultra fast broadband. Chorus will maintain the Kiwishare obligations currently placed on Telecom.

These are the third and fourth partnerships in place for the roll out of the UFB initiative. The government already has partnerships in place with Ultra-fast Broadband Limited and Northpower Limited covering the rest of urban New Zealand. The UFB is complemented by the Rural Broadband Initiative (RBI) which is rolling out much faster broadband to our rural communities.

Today’s agreements with Telecom and Enable mean the government will reach its goal of bringing ultrafast broadband to 75% of New Zealanders by 2019. The rollout will start immediately with schools, hospitals and 90% of businesses covered by 2015.

The Minister for Communications and Information Technology, Steven Joyce, says the UFB will provide an economic boost to New Zealand as we leapfrog many of our competitors to become one of the most wired countries in the world.

“Ultra Fast Broadband is a key part of the government’s economic growth plan. Broadband speeds of 100 Mbps and more will revolutionise the way many businesses operate – for example high-quality videoconferencing will remove the tyranny of distance enabling face to face contact with clients anywhere around the world without leaving the office.”

Mr Joyce thanked the Crown Fibre Holdings Board and leadership for their work to negotiate such strong agreements on behalf of the Crown and the taxpayer.

“The access prices CFH have negotiated will ensure the benefits of fibre are within easy reach of businesses as well as everyday New Zealanders.”

Wholesale household prices will start at $40 or less per month for an entry level product and $60 per month for the 100 Megabit product. There are no connection charges for households.

Mr Joyce says today is a very exciting day for New Zealand.

“The future of broadband is in fibre, and taking it right to the home will bring significant gains for productivity, innovation and global reach.”

Media contact: Anita Ferguson 021 243 1623

MEDIA RELEASE

24 May, 2011

Chorus selected as cornerstone of Ultra-fast Broadband initiative

Telecom New Zealand has today reached an agreement for its network business Chorus to take the cornerstone role in the government’s Ultra-fast Broadband (UFB) initiative.

Chorus has been chosen as the Crown’s UFB partner in 24 regions. In total this represents around 70% of the UFB coverage area.

In line with Crown Fibre Holdings’ requirements, between 2012 and 2015 fibre will be delivered first to priority customers, which includes schools, hospitals and businesses. This will see 299 schools connected within the first 12 months, with an additional 736 schools connected by 2015. In addition 30 hospitals will be connected within the first 12 months, with a further seven added by the end of 2015.

In addition, Chorus intends to engage in partnering discussions with Christchurch City Holdings Ltd (CCHL) and its subsidiary Enable, which could result in Chorus taking up to a 50% stake in a joint venture in Christchurch and Rangiora.

“We are extremely pleased to have reached an agreement with the Crown that we firmly believe is in the best interests of our shareholders, as well as the industry and New Zealand as a whole,” said Paul Reynolds, Telecom CEO.

“Under the terms of the agreement, Chorus will become a new listed company completely independent of Telecom (structural separation) and form the cornerstone of New Zealand’s fibre future. Today, Chorus has been confirmed as New Zealand’s leading fibre partner. This reflects Chorus’ proven fibre expertise, its history of delivery through the fibre-to-the-node programme, and its trusted relationships with other telecommunications companies.

“We are excited to be able to play such a significant role in delivering New Zealand’s fibre future. To that end, we will be laying the first fibre for the Ultra-fast Broadband initiative from August this year, while continuing the process to demerge Chorus in parallel,” he said.

Fibre further faster

“We have said from the beginning of the UFB initiative that a partnership between the Crown and Chorus would allow the delivery of fibre further and faster than any other partnership or alliance. We also said that every dollar of the Crown’s investment would be spent directly on fibre, and we have kept that promise.

“Throughout a tough and lengthy negotiation process Telecom has worked hard to find innovative ways to keep the deployment costs low, while ensuring a high quality network is delivered.

“As a result, Chorus will be able to deliver fibre past all premises in the 24 regions by 2019 and ensure wholesale prices for fibre products are in line with current copper pricing.

Coverage

Before the end of 2011, Chorus’ existing fibre across New Zealand will also be available to Retail Service Providers (RSPs) as open access for connecting customers.

While fibre will be delivered first to priority customers, which includes schools, hospitals and businesses, any residential customers who are passed by the new fibre will also be able to connect.

Further coverage will be delivered according to the milestones agreed with CFH.

Pricing

The entry level wholesale price per month for a 30mbps plan will be $37.50 and a 100mbps plan will be $55. RSPs will not be charged connection fees for standard residential connections.

“The wholesale rates mean that barriers to upgrade to a fibre connection have largely been removed as soon as it is available in an area. As such, we expect RSPs will seek to convert their customers to fibre as quickly as possible.

Partnership

“We also reiterate our commitment to partnerships with other participants, and we are happy to commence discussions in short order with other chosen partners as well as unsuccessful bidders.

“We will happily partner with Christchurch City Holdings and Enable to deliver the best possible outcome for Christchurch and Rangiora. Telecom, as one of the largest employers in the city, remains very committed to Canterbury. Chorus, in particular, played a critical role in maintaining communications infrastructure after the earthquakes,” Paul Reynolds said.

Demerger

Telecom said it would now aim to demerge Chorus by the end of the calendar year.

A demerger would see Telecom split into two entirely separate companies and change radically the entire telecommunications industry structure.

Chorus will be a nationwide fixed line access network infrastructure operator that will offer services to RSPs on an open access basis to allow them to build and deliver innovative services to New Zealand end-users.

Sue Sheldon, who is currently a Telecom director and based in Christchurch, has been named as Chairman of Chorus. Sue also sits on the boards of several other high profile NZX-listed companies, including Freightways and Contact Energy, along with holding a directorship of the Reserve Bank of New Zealand.

2

Telecom will be a retail-focused telecommunications business comprising fixed, mobile and ICT businesses. It will also provide some other non-regulated services to the industry, such as national backhaul and certain commercial wholesale services. After a demerger Telecom will no longer own local access fixed networks and will build and deliver services to end users using the Chorus network, just like other RSPs. Telecom’s ownership restrictions will pass to Chorus.

The agreement is subject to certain conditions, including stakeholder approvals and legislative change. Telecom intends to demerge via a court approved scheme of arrangement by late 2011, further details will be released in due course.

Between 1 July and a demerger occurring certain transitional arrangements will be put in place.

Guidance

Given that Telecom anticipates demerging Chorus in the FY12 financial year, financial guidance for the FY12 financial year has been withdrawn.

FY11 financial guidance remains unchanged.

ENDS

For media queries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0) 27 215 7564

Or

Mark Watts

Head of External Media

+64 (0) 27 250 4018

For investor relations queries, please contact:

Mark Laing

Head of Investor Relations

+64 (0) 272 275 890

Or

Stefan Knight

Investor Relations Manager

+64 (0) 27 252 9438

CONFERENCE CALL

3

Investors and Analysts are invited to join a teleconference with Telecom’s Chief Executive, Paul Reynolds, Chorus Chief Executive Mark Ratcliffe and Telecom Chief Financial Officer Nick Olson.

DATE: Tuesday 24 May 2011

TIME:

Country	Date	Time	Dial in
New Zealand	24/05/2011	01:30pm NZT	0800 440 246
Australia	24/05/2011	11:30am AEST	1800 730 002
Hong Kong	24/05/2011	09:30am HKT	800 908 530
Japan	24/05/2011	10:30am JST	00531 252 004
Singapore	24/05/2011	09:30am SGT	800 616 3007
United Kingdom	24/05/2011	02:30am GMT	0800 358 5267
USA	23/05/2011	09:30pm EST	1 877 941 1427

Please dial into the teleconference 5 minutes before the start of the presentation.

An archive of the conference call will be available for replay later at http://investor.telecom.co.nz/

Summary of agreement

Coverage:

•	Chorus has reached an agreement for around 70% of UFB premises, over 24 regions, including Auckland and Wellington

•	All properties in the 24 regions will be passed by fibre by 31 December 2019

•	Chorus and Christchurch City Holdings intend to discuss partnership options for the Christchurch region

•	Build to begin in August 2011

Pricing:

•	Chorus will sell access to a range of fibre services on a wholesale, open access, basis to all Retail Service Providers (RSPs)

•	Fibre wholesale pricing is roughly in line with current wholesale pricing for residential copper products

•	Plan pricing for end users will be decided by the RSPs

Connecting customers:

•	Chorus will not charge RSPs for standard residential connections

•	Fibre will be connected to customers’ homes using a device called an Optical Network Terminal (ONT)

•	Customers will be able to plug existing phones, PCs and wireless routers into the ONT to receive service

4

Crown investment:

•	The Crown investment is structured to align the interests of Chorus and CFH and encourage fibre up take

•	The Crown will fund Chorus directly up to $929m

•	Funding will be a 50/50 split of debt and equity

Legislative changes:

•	The government has proposed a number of changes to the Telecommunications Act

•	Those changes are currently before the House

•	The amendments enable several government policies, along with the demerger of Telecom which will lead to a radical reshaping of the telecommunications industry in New Zealand

Demerger:

•	Telecom is aiming to demerge via a court approved scheme of arrangement

•	Demerger is expected by late 2011

•	Further details around timing are to be released in due course

Upon demerger Chorus will:

•	Be a national provider of layer 1 and 2 wholesale local access network fibre and copper services to retail telecommunications companies (RSPs)

•	Be the Government’s/Crown’s partner in the roll out of fibre infrastructure in 24 UFB regions

•	Sell open access and non-discriminatory (exactly the same price and technical specification) services to RSPs

•	Connect end users and install certain equipment in their premises

•	Manage its network including fixing faults on its network

Upon demerger Telecom will:

•	Be a provider of fixed line, mobile and ICT services to end users

•	It will be a fixed line RSP like other retail telecommunications companies, along with retaining its mobile network

•	It will buy Chorus’ layer 1 and 2 services and compete with other service providers to sell them to end users

•

It will also provide some other non-regulated wholesale and resale services to the industry, such as national backhaul, international voice and IP transit services as well as regulated and non regulated resale services

•	Be the company, like other RSP’s, that sends end users their bills, and who end users call if they have any faults or want to buy additional services

Steps remaining:

•	This agreement is subject to shareholder approval of the demerger and passage of the legislative changes

5

Outline of UFB agreement between Chorus and Crown Fibre Holdings

Design, build obligations and timeline:

•	The demerged Chorus entity will design and build a fibre fixed line network in 24 candidate areas

•	Fibre build comprises two components:

1.	communal infrastructure which will deliver fibre past premises

2.	the connection of premises as dictated by demand, including the equipment in the customer’s home to enable service delivery.

•	Chorus Communal Infrastructure

•	The communal infrastructure will be built according to annual build milestones and must be complete by no later than 31 December 2019.

•

The communal infrastructure must pass all premises in the candidate areas. Initial deployment from 2012 to 2015, will focus on priority users (businesses, schools and medical centres) and premises within the vicinity of the fibre network deployed for priority users.

•	The communal infrastructure will pass approximately 830,000 premises, with around 50,000 premises passed by June 2012, and around 100,000 premises passed each year to June 2019.

•	CFH investment of up to $929 million will help fund the cost of the communal infrastructure, with Chorus carrying the risk of any variation in costs.

•	Connection of Premises

•	Chorus will meet the cost of connecting standard residential customer premises and the equipment in the customer’s home to enable service delivery to Retail Service Providers.

•	Connection of premises will be driven by demand.

•	The estimated average cost per premise is between $2,250 and $2,750, which covers both the communal infrastructure costs and the cost to connect the premises.

•

Telecom will start the design and build of the new fibre network in August. Telecom will self-fund the design and build work during the interim period prior to demerger, and CFH’s investment post structural separation will reflect the build completed during the interim period.

•	Telecom Retail and Gen-i have committed to progressively offer fibre-based voice and broadband products from the second half of 2012.

Services, prices and service levels:

•

Chorus will offer a broad range of Layer 1 and Layer 2 services. In the residential market only Layer 2 services will be available prior to 2020. In the corporate market, Layer 1 services will be available from the end of 2011.

•	Under the terms of the contract Chorus will charge the following selected prices:

Product	Upstream and Downstream Speeds	Committed Information Rate (CIR)	Pricing at commencement (excl GST)
Entry level Consumer	30 Megabits per second (Mbps) Downstream / 10Mbps Upstream	2.5Mbps Symmetrical	$37.50
Household 100Mbps	100Mbps Downstream / 50Mbps Upstream	7.5 Mbps down, 2.5 Mbps up	$55
Business	100Mbps Downstream / 100Mbps Upstream	Purchase CIR/EIR* in increments to suit customer need	$380, plus CIR and EIR
Premium Business	1 Gbps Downstream/ 1 Gbps Upstream	Purchase CIR/EIR* in increments to suit customer need	$455, plus CIR and EIR

*	EIR = Excess Information Rate

•	Chorus will connect standard residential customer premises at no charge, with fees applying for business connections

•

The residential connection will include fibre from the communal network to the Optical Network Terminal (ONT) located inside the customers’ premises. The ONT will provide Ethernet ports and phone jacks allowing customers to plug in most existing phones, PC’s and wireless routers to receive service.

Crown investment:

•	Chorus will not adopt the Local Fibre Company (“LFC”) model but instead Chorus will be a stand alone listed entity. The Crown will invest up to $929m directly in Chorus as the network is built.

•	The Crown investment will be through an equal combination of structured debt and equity securities i.e. 50% debt, 50% equity. Chorus will also issue warrants to CFH.

•	The debt and equity securities and warrants will be issued by Chorus in tranches on a progressive basis in line with build milestones.

•	In order for CFH to invest in Chorus, Chorus must have an investment grade rating at the time CFH initially invests in Chorus.

•	Equity Securities

•	The equity securities will have no right to vote at meetings of Chorus ordinary shareholders.

•	No dividend payments will occur before 2025

•	The portion of equity securities that attract dividends will increase over time from 2025, and by 2036 all outstanding equity securities will attract dividend payments.

•

The portion of equity securities upon which dividends are payable accelerates if a 20% fibre up take threshold is not passed by 2020. (Note: 20% threshold is used for calculating the timing of crown returns and does not represent take up projections.)

•	Debt Securities

•	The debt securities are unsecured and non interest bearing, and carry no voting rights at meetings of Chorus’ ordinary shareholders.

•	The debt securities will be redeemed in tranches from 2025 to 2036.

•

The timing of redemption of tranches of debt will vary depending on whether a 20% fibre up take threshold is passed by 2020. (Note: 20% threshold is used for calculating the timing of crown returns and does not represent take up projections.)

•	Chorus may elect to redeem the equity or debt securities at any time at face value.

•

Chorus will also issue warrants to CFH which will allow CFH to share in the upside if Chorus generates cumulative Total Shareholder Returns in excess of a 16% per annum hurdle. This allows CFH to share in any upside of strong Chorus performance.

Fibre open access:

•	Chorus will have obligations to the Crown to ensure open access to Chorus’s fibre access networks.

•

These obligations will require “equivalence of input” for Point to Point Layer 1 services from commencement, and for shared fibre layer 1 services from 1 January 2020, and non-discriminatory treatment of service provider customers.

•	Chorus’s compliance with these obligations will be supervised by the Commerce Commission.

Commitment to fibre services:

•	Chorus will prioritise investment in fibre, and promote uptake of the fibre network.

Partnership

•	Telecom has agreed to enter into good faith negotiations with LFCs with respect to arrangements in their coverage areas.

Governance:

•

Chorus has agreed that CFH will participate in the development of plans for the fibre elements of its business. There are also monitoring provisions designed to assist CFH in ensuring that Chorus is observing the requirements to prioritise fibre.

•	Chorus will have obligations to the Crown which will mean that associated persons of other telecommunications service providers in New Zealand are unable to be directors of Chorus.

•	Any changes to the contractual provisions that deal with Chorus’s ability to offer fibre products and services will require the Crown’s approval.

Demerger and the interim period:

•	The interim period covers the period prior to structural separation – Telecom’s participation in the UFB initiative only becomes unconditional if structural separation occurs.

•

Telecom will use reasonable endeavours to achieve structural separation by late 2011. If structural separation does not occur by 1 July 2012, or the regulatory package is significantly modified, the UFB arrangements can be terminated.

•

If the UFB arrangements are terminated during the interim period, Telecom or CFH will be entitled to an $11 million costs reimbursement from the other in certain circumstances (including, for CFH, if Telecom’s shareholders do not approve structural separation).

Other key provisions – milestones, service levels and remedies:

•

Chorus’s build of the communal infrastructure will be subject to geographic performance milestones, which will be set as part of the annual deployment planning process and will cover both build and systems and product deployment.

•

If Chorus fails to meet performance milestones or service levels, Chorus will generally be required to pay agreed damages to CFH. If there is an ongoing un-remedied “Material Breach” of the network build agreement CFH can terminate the agreement and require Chorus to redeem the debt securities and exchange the equity securities for voting based preference shares or a comparable value of ordinary shares.

•

The agreement includes remedies available to Chorus if significant changes are made to prices or other key features of the agreement. Remedies can take several forms, including additional deferral of repayment of Crown funds.

Steps remaining:

•

Full implementation is subject to certain conditions, including stakeholder approvals and legislative change. Telecom intends to demerge via a court approved scheme of arrangement by late 2011, further details will be released in due course.

Crown Fibre Holdings Supports Final UFB Partner Announcements

0830 Tuesday 24 May.

Crown Fibre Holdings (CFH) has welcomed the announcement by Minister of Communications and Information Technology, Hon Steven Joyce that two companies are to deploy and operate the balance of the ultra-fast broadband (UFB) initiative, with a combined CFH investment of ~$1.1 billion. They are:

•	Christchurch City Holdings Limited through its fibre business Enable Networks (covering Christchurch, Rolleston and Rangiora); and

•	Telecom Corporation of New Zealand Limited through its Chorus business (covering 24 urban areas including Auckland and Wellington).

This announcement follows a recommendation from the CFH Board that was approved by Shareholding Ministers.

“These are strong commercial agreements which met the Crown’s key criteria”, said CFH Chair, Simon Allen.

“Partners such as Chorus and Enable Networks offer significant industry experience, financial strength and the ability to complete the UFB deployment within the Government’s allocated budget and timeframe. Attractive wholesale UFB prices will help end users migrate onto the UFB to experience much higher bandwidth and new services that will follow.

“Collectively, we have made the best possible use of the Government’s funds in striking these agreements, using the Public Private Partnership model to leverage ~$1.3Bn of investment to ensure the deployment of UFB to 75% of New Zealand’s population. The total cost including private sector co-investment is likely to be in excess of $3Bn”, said Mr Allen.

All 33 UFB candidate areas have now been awarded by CFH to its partners. This provides contractual certainty that the UFB policy objective of 75% of New Zealanders having access to at least 100 Megabits per second downstream, 50 Megabits per second upstream by the end of the decade will be achieved. Chorus, a business unit of Telecom, has been awarded 69.4% of the UFB, with 30.6% going to Enable and CFH’s existing partners WEL Networks and Northpower.

As part of this agreement Telecom New Zealand has proposed that it will structurally separate its infrastructure business unit, Chorus, from the rest of the company.

“UFB will drive real change for New Zealanders, especially in the priority segments – businesses, schools and the health sector. We see enabling improved productivity, innovation and new services in these areas as perhaps the most critical benefits of UFB,” said Mr Allen.

Chorus is intending to accelerate rollout to schools and hospitals beyond the policy requirements, with 95% completed by December 2013. Enable expect to have close to 100% of these premises covered by December 2012.

“CFH is also very encouraged that Christchurch City Holdings and Chorus have agreed in good faith to work in towards developing a partnership to bring their combined existing fibre networks and expertise to focus on the reconstruction and development of Christchurch”, Mr Allen said.

“This has been a long, tough and highly competitive process and we thank all the bidding parties, successful and unsuccessful, for their efforts.”

“Full scale deployment of UFB is already underway in Whangarei and will commence shortly in Hamilton, Tauranga and Wanganui. Enable will commence UFB deployment in July 2011 and Chorus in August this year. We anticipate the first UFB customer connections in the next couple of months,” said Mr Allen.

CFH is releasing summary information of the arrangements underpinning the UFB contracts today, including product prices, indicative coverage areas and deployment timeframes. (www.crownfibre.govt.nz – see Publications & Tenders / Resources).

<ENDS>

Media contact: Paul Clearwater 027 282 0016

Background on negotiations for the UFB initiative

Approved Agreements:

•	Northpower Limited: covering Whangarei

•	Ultra Fast Fibre Ltd, led by WEL Networks: covering Hamilton (including Cambridge and Te Awamutu), Tauranga, Tokoroa, New Plymouth, Hawera and Wanganui

•	Enable Networks Limited: covering Christchurch (including Rolleston) and Rangiora

•

Chorus: covering 24 Candidate Areas (all areas except those covered by Enable, UltraFast Fibre Limited and Northpower): Auckland, Waiheke Island, Pukekohe, Waiuku, Rotorua, Taupo, Whakatane, Gisborne, Napier-Hastings, Palmerston North, Feilding, Masterton, Kapiti, Levin, Wellington, Nelson, Blenheim, Greymouth, Ashburton, Timaru, Oamaru, Dunedin, Queenstown and Invercargill.

Background on Crown Fibre Holdings and the UFB initiative:

•	CFH has been established to manage the Crown’s investment in ultra-fast broadband (UFB) infrastructure over a ten year period.

•

The government’s objective for the UFB initiative is to accelerate the roll-out of ultra-fast broadband. Fibre optic infrastructure will be deployed to 75 percent of New Zealanders by the end of 2019 across 33 urban centres (“Candidate Areas”).

•	In Oct 2009, an Invitation to Participate was released.

•	In Jan 2010, initial responses were received; in Aug 2010 refined proposals were received.

•	In Sept 2010, CFH announced prioritised negotiations with 3 parties and shortlisted 11 others.

•	In Dec 2010, the Government announced that it had accepted CFH’s recommendations to form the first two Local Fibre Companies, covering 7 Candidate Areas.

•	In Dec 2010 CFH announced prioritised negotiations with a further 3 parties, and added additional parties in Feb & Mar 2011.

•	In Mar 2011 CFH confirmed that 13 companies had expressed an interest in retailing UFB.

•	On 24 May 2011, the Government announced that it had accepted CFH’s recommendations to partner with Chorus and Enable Networks for the remaining 26 Candidate Areas.